UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-20202
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CREDIT ACCEPTANCE CORPORATION
25505 West Twelve Mile Road, Suite 3000
Southfield, Michigan 48034-8339

Report Of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-7

Supplemental Schedules:	8

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

Form 5500, Schedule H, Part IV, Question 4a-Delinquent Participant Contributions for the Year Ended December 31, 2006	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	11

Exhibit Index	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) – December 31, 2006 and Schedule H, Question 4a- Delinquent Participant Contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Southfield, Michigan
June 28, 2007

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2006	2005
ASSETS:
Investments—at fair value:
Mutual funds	$9,624,784	$7,860,024
Credit Acceptance Stock Fund	920,376	460,204
Participant loans	378,914	393,252

Total investments	10,924,074	8,713,480

Receivables:
Employer contributions	5,402	15,891
Participant contributions	50,186	134,903

Total receivables	55,588	150,794

Total assets	10,979,662	8,864,274

LIABILITIES:
Excess contributions	52,234	96,501

Total liabilities	52,234	96,501

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$10,927,428	$8,767,773

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	16,446	15,581

NET ASSETS AVAILABLE FOR BENEFITS	$10,943,874	$8,783,354

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$115,115
Net appreciation in fair value of investments	1,374,393

Total investment income	1,489,508

Contributions:
Employer	269,939
Participant	1,839,993

Total contributions	2,109,932

Total additions	3,599,440

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,421,478
Administrative expenses	17,442

Total deductions	1,438,920

Net increase	2,160,520

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,783,354

End of year	$10,943,874

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(K) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN
The following brief description of the Credit Acceptance Corporation (the “Company”) 401(k) Profit Sharing Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan available to all salaried and hourly employees of the Company who have at least 90 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions—Participants may contribute up to 20 percent of their annual compensation, subject to current Internal Revenue Service (“IRS”) limitations of $15,000 and $14,000 in 2006 and 2005, respectively, and other limitations based upon the participant’s compensation level. Contributions withheld from an employee’s pay on a pre-tax basis are not taxable until withdrawn from the Plan by the participant. The Company makes matching contributions equal to $0.50 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $1,250 annually. Other contributions made by the Company are at its discretion.
Participant Accounts—Each participant’s account is credited with the participant’s contribution and the Company’s matching contributions plus an allocation of the Company’s discretionary contributions, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.
Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.
Loans—Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50 percent of the participant’s vested fund balance, not to exceed $50,000.
Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments. All benefits requested before December 31, 2006 were paid prior to year end.
Forfeited Accounts—At December 31, 2006 and 2005 forfeited non-vested accounts totaled $0 and $61,694, respectively. Forfeited accounts are used to reduce future employer contributions.
Expenses—Plan expenses (other than investment management and loan fees) are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.
Fully Benefit-Responsive Investment Contracts - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition—Investments are recorded at fair value as determined by the trustee of the Plan using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. Dividends are recorded on the ex-dividend date.
Payments of Benefits—Benefits are recorded when paid.
New Accounting Pronouncements—In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
3.	CHANGE IN TRUSTEE
ABN Amro Trust Services Company served as trustee of the Plan until November 14, 2005. Since that time Principal Trust Company has served as the Plan’s trustee.
4.	INVESTMENTS
As of December 31, investments representing 5 percent or more of the Plan’s assets are as follows:

	2006	2005
American Funds EuroPacific A	$1,637,000	$1,193,079
Franklin Balance Sheet Inv A	1,509,577	1,103,336
Principal Trust S&P 500 Index Fund	1,359,723	1,113,590
ABN Amro Income Plus D Fund	1,054,036	930,893
Credit Acceptance Stock Fund	920,376	460,204
American Funds Washington Mutual A	880,219	512,158
Aston/Veredus Aggregate Growth N Fund	837,238	1,033,554
Aston/Optimum Mid Cap N Fund	711,692	530,506
Aston/ABN Amro Growth N Fund	625,267	546,112

During the year ended December 31, 2006 total realized and unrealized appreciation is as follows:

Mutual funds	$723,718
Common/Collective Trusts	176,353
Credit Acceptance Stock Fund	474,322

Net appreciation of investments	$1,374,393

5.	RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Credit Acceptance Stock Fund and participant loans also qualify as party-in-interest investments.
6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
7.	TAX STATUS
The Company has adopted a standardized prototype plan. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the standardized prototype plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan’s financial statements.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Net assets available for benefits per the financial statements	$10,943,874
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	$(16,446)

Net assets available for benefits per the Form 5500	$10,927,428

The following is a reconciliation of investment income per the financial statements at December 31, 2006 to the Form 5500:

Total investment income per the financial statements	$1,489,508
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$(16,446)

Total investment income per the Form 5500	$1,473,062

9.	RISKS AND UNCERTAINTIES
The Plan invests in various securities including mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

10.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Company remitted participant contributions of $1,196,182 to the trustee during 2006 which were remitted later than required by Department of Labor (“DOL”) Regulation 2510.3-102.
The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transactions. In addition, participant accounts will be credited with an appropriate amount of lost earnings.

SUPPLEMENTAL SCHEDULES

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		(c)	(e)
	(b)	Description	Current
(a)	Identity of Issue	of Investment	Value
	Capital Research and Mgmt. Co.	American Funds EuroPacific A	$1,637,000
	Franklin Advisers, Inc.	Franklin Balance Sheet Inv A	1,509,577
*	Principal Trust Company	Principal Trust S&P 500 Index Fund	1,359,723
*	ABN Amro Trust Services Company	ABN Amro Income Plus D Fund	1,054,036
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	920,376
	Capital Research and Mgmt. Co.	American Funds Washington Mutual A	880,219
*	Aston Asset Management	Aston/Veredus Aggregate Growth N Fund	837,238
*	Aston Asset Management	Aston/Optimum Mid Cap N Fund	711,692
*	Aston Asset Management	Aston/ABN Growth N Fund	625,267
*	Aston Asset Management	Aston Balanced N Fund	514,029
*	Aston Asset Management	Aston/TCH Fixed Income N Fund	496,003

*	Participant	Loans to participants, 6.00% to 11.50%, maturing at various dates not exceeding five years unless the loan is a home loan that the participant uses to acquire a dwelling which will be used as the participant’s principal residence. In the case of a home loan, the term may not exceed 15 years.	378,914

	TOTAL INVESTMENTS		$10,924,074

*	Party-in-interest

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Participant Contributions Transferred Late to Plan*	Total that Constitute Non exempt Prohibited Transactions
$6,053,922	$6,053,922

*	Amount includes $4,857,740 related to the years 2002-2005. As of December 31, 2006, all participant contributions were remitted to the plan. During 2007, Credit Acceptance will restore lost earnings to the plan as well, to fully correct all prohibited transactions.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
Date: June 29, 2007	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP